SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス東京共同法律事務所
スキャデン・アープス外国法事務弁護士事務所
(特定共同事業事務所)
(ニューヨーク・カリフォルニア州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021, JAPAN

TEL : (03) 3568-2600
FAX : (03) 3568-2626

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
[redacted]
:O
.C.
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TORONTO

FEDERAL EXPRESS

December 8, 2004

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
<u>Unicharm Corporation (the "Issuer"): File No. 82-4985</u>

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in <u>EXHIBIT A</u> hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe

Enclosures

EXHIBIT A

ENGLISH VERSION/TRANSLATION OF
JAPANESE LANGUAGE DOCUMENTS AND
PRESS RELEASES

1. Notice of the Board of Directors' Resolution Regarding the Secondary Offering of Company Shares

June 29, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Planning Division
Deputy General Manager, Atsushi Iwata
(TEL: 03-3449-2858)

Notice of the Board of Directors' Resolution Regarding the Secondary Offering of Company Shares

Dear Sirs,

At the board of directors' meeting held on June 29, 2004, Unicharm Corporation passed a resolution regarding the secondary offering of Company shares. Details are as follows.

1. Number of shares sold	Common shares	2,116,600 shares
2. Selling shareholders	UFJ Bank Limited	1,121,600 shares
	Takahara Kosan K.K.	500,000 shares
	Nippon Life Insurance Company	440,000 shares
	Kajima Corporation	55,000 shares
3. Offer price	To be determined (the final determination is expected to take place between Wednesday July 7, 2004 and Monday July 12, 2004.)	
4. Method of distribution	Nikko Citigroup Limited and Nomura Securities Co., Ltd. will purchase all shares. The consideration for the purchasers in such secondary offering shall be the aggregate amount of the offer price minus the purchase price (the amount to be paid to the Company by the underwriters).	
5. Offer period	The purchase period is expected to begin on a business day following the date of determination of the offer price and will continue until the end of the third business day from the date of determination of the offer price.	
6. Purchase deposit	The purchase deposit for each share is equal to the offer price of each share.	
7. Minimum purchase unit	100 shares	
8. Delivery date	The shares are expected to delivered by the end of the 7th business day from the date of determination of the purchase price.	

9. With respect to each of the foregoing items, a Securities Notice has been submitted on June 29, 2004 in accordance with the Securities and Exchange Law.

<For your reference>
<Purpose of the offering>

The purpose of the above secondary offering of shares is to improve share distribution and boost the liquidity of the Company's shares.

Caution: This document is a press release prepared to publicly disclose information regarding a secondary offering of Unicharm's shares. It has not been prepared for the purpose of soliciting investments. Prospective investors are advised to read Unicharm's prospectus for the sale of shares prepared by the Company (and its amendments, if any) before making any investment decisions.

2. Announcement of Resolution to Disclose the Company's Balance Sheets and Profit and Loss Statements Electronically Rather than via Public Notices of Settlements of Accounts

July 1, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Planning Division
Deputy General Manager, Atsushi Iwata
(TEL: 03-3449-2858)

Announcement of Resolution to Disclose the Company's Balance Sheets and Profit and Loss Statements Electronically Rather than via Public Notices of Settlements of Accounts

Dear Sirs,

At a meeting of its board of directors held on May 14, 2004, Unicharm resolved to use its website at the following address to openly disclose for public perusal the Company's balance sheets and profit and loss statements in accordance with a provision stipulated under Article 16(3) of the Law Concerning Special Provisions of the Commercial Code on Audit, etc. of Joint Stock Company. This new method of disclosure will be adopted in lieu of the traditional method of running public notices in the Nihon Keizai Shimbun, as provided for in its Articles of Association. The website address shall be registered as provided under Article 188(2)(x) of the Commercial Code.

Website address: http://www.unicharm.co.jp/ir/

(Note) The balance sheet and profit and loss statement for the fiscal year ended March 31, 2004 were reported at the Company's 44th term ordinary general meeting of shareholders and subsequently posted at the above address.

3. Notice Regarding the Decision on the Offer Price of Shares, etc. in the Secondary Offering

July 7, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Planning Division
Deputy General Manager, Atsushi Iwata
(TEL: 03-3449-2858)

Notice Regarding the Decision on the Offer Price of Shares, etc. in the Secondary Offering

Dear Sirs,

Unicharm Corporation hereby announces its decision to sell shares of the Company pursuant to a resolution adopted at its board of directors' meeting held on June 29, 2004. Details of the resolution are outlined below.

1. Offer price	5,409 yen per share
2. Aggregate value of the offer	11,448,689,400 yen
3. Purchase price	5,188.20 yen per share
4. Aggregate purchase amount	10,981,344,120 yen
5. Offer period	From July 8, 2004 to July 12, 2004
6. Delivery date	July 16, 2004

(Note) Shares to be sold shall be purchased at the purchase price and offered at the offer price by the purchasers.

<For your reference>
Calculation of offer price

Reference date and price for calculation	July 7, 2004	5,520 yen
Discount rate	2.01%	

Caution: This document is a press release prepared to publicly disclose information regarding the secondary offering of Unicharm's shares. It has not been prepared for the purpose of soliciting investments. Prospective investors are advised to read Unicharm's prospectus for the sale of shares prepared by the Company (and its amendments, if any) before making any investment decisions.

4. Consolidated Financial Results for the First Quarter Ended June 30, 2004

Consolidated Financial Results for the First Quarter Ended June 30, 2004

July 30, 2004

Company name:	Unicharm Corporation
Stock Exchange Listing:	Tokyo Stock Exchange, First Section
Stock code number:	8113
Company URL:	http://www.unicharm.co.jp/
Location of head office:	Ehime Prefecture, Japan
Representative:	Takahisa Takahara Representative Director and President
Contact:	Shigeki Maruyama Managing Director Phone: +81-3-3447-5111

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2004

(1) Adoption of simplified methods in accounting principles: None

(2) Change in accounting principles: None

(3) Change in reporting entities: None

2. Consolidated Financial Results for the First Quarter Ended June 30, 2004

(1) Consolidated Results of Operations

(Amounts are rounded to the nearest million)

	Net sales (¥milliion)	%	Operating income (¥milliion)	%	Ordinary income (¥milliion)	%	Net income (¥milliion)	%
Three months ended June 30, 2004	60,278	4.5	8,069	2.6	8,199	1.0	4,115	0.2
Three months ended June 30, 2003	57,665	—	7,864	—	8,120	—	4,105	—
Year ended March 31, 2004	240,109		30,726		31,120		16,239	

Three months ended June 30, 2004	61.90	—
Three months ended June 30, 2003	60.84	—
Year ended March 31, 2004	240.26	—

Note:

The percentages shown next to the amounts of net sales, operating income, ordinary income and net income represent increase or decrease ratio (%) in relation with the same period of the previous year.

(2) Consolidated Financial Position

(Amounts are rounded to the nearest million)

	Total assets (¥milliion)	Total shareholders' equity (¥milliion)	Equity-assets ratio (%)	Shareholders' equity per share (Yen)
Three months ended June 30, 2004	205,725	126,764	61.6	1,906.96
Three months ended June 30, 2003	193,670	116,873	60.3	1,732.09

Year ended March 31, 2004	209,00 2	123,708	59.2	1,858.63

(3) Consolidated Cash Flows

(Amounts are rounded to the nearest million)

	Net cash provided by (used in)			Cash and cash equivalents at the end of the period
	Operating activities	Investing activities	Financing activities	
Three months ended June 30, 2004	2,889	(4,151)	625	43,788
Three months ended June 30, 2003	7,414	(7,536)	(918)	40,513
Year ended March 31, 2004	36,915	(25,836)	(7,933)	44,434

Reference:
Consolidated Financial Forecast for the Year Ending March 31, 2005

(Amounts are rounded to the nearest million)

	Net sales	Ordinary income	Net income
Six month ending September 30, 2004	120,000	15,800	8,700
Year ending March 31, 2005	252,000	32,500	17,400

Note:
Estimated net income per share for the year ending March 31, 2005 is 261.75 yen.

* The above--mentioned forecast is based on the information available as of the date of disclosure of this material, and including a potential risk and uncertainty. Actual performance may differ from forecast figures due to many factors.

Qualitative Information Concerning Progress in the Results of Operations (Consolidated Basis)
The Japanese economy expanded steadily during the three months under review (from April 1, 2004 to June 30, 2004), but personal consumption and related conditions remained severe.
Under these circumstances, Unicharm took in steadily higher earnings domestically by introducing high value added products into markets and promoting aggressive sales and marketing activities in each of its core business areas. Overseas, the Company proactively expanded its scope of business with a focus on east Asian markets. As a result, net sales increased by ¥2.6 billion from the same period of the previous year to ¥60.2 billion (an increase of 4.5% compared to the same period of the previous year), operating income increased by ¥200 million to ¥8 billion (an increase of 2.6% compared to the same period of the previous year), ordinary income increased by ¥70 million to ¥8.1 billion (an increase of 1.0% compared to the same period of the previous year), and net income increased by ¥10 million to ¥4.1 billion (an increase of 0.2% compared to the same period of the previous year). Overall, the results for the three months under review progressed as originally planned.

Overview of Results by Segment

1. Lifestyle Products Division

(1) Baby Care Business
Business conditions in the domestic market remained severe despite signs of a halt in the downward spiral of prices. To adapt to these circumstances as a leading company in its field, Unicharm has taken steps to reinvigorate the market and increase earnings by offering higher added value to consumers. Unicharm's principal measures during the period under review included a complete revamping of all of its "Moony" and "Moony Man" products in its core "Moony" brand by March 2004, and its April 2004 launch of "Moony Man Mizu-asobi Pants" ("Moony Man Pants for Splashing-in-Water"), a product expected to create a new market.
In its overseas operations, Unicharm has been sustaining robust sales and marketing programs in seven East Asian countries where the Company already has an established presence (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia, the Philippines). Successful efforts to expand and penetrate markets with "Mamy Poko" tape-type diapers and "Mamy Poko Pants" pants-type disposable diapers have generated steady increases in net sales.

(2) Feminine Care Business
Operations in Japan slowed somewhat during the period under review due to declines in the population of users of feminine care products. Notwithstanding, Unicharm continued to adhere closely to its founding principle of "creating freedom and comfort for women through science." As Japan's only comprehensive manufacturer of feminine products, the Company sustained its efforts to stimulate the market by developing and improving products that provide the reassurance and comfort associated with Unicharm's Sofy brand name.
In its sanitary napkins business, the Company aggressively marketed several new lineups launched in April, including two new products expected to create new markets: "Sofy Wide Guard 350," the newest addition to the "Sofy Wide Guard" series, and "Sofy Panty Liner Zero-taikan" (Sofy perfect-fit panty liner), a new panty-liner so thin (only 0.7 mm) that it conforms perfectly with the panty and feels like almost nothing at all.
Meanwhile, Unicharm newly set up "Hajimete karada navi for girls," an informative website for adolescent girls and parents with questions about menstruation, in May 2004 (http://www.unicharm.co.jp/girls/). In coordination with the website launch, the Company also distributed a series of posters and two free leaflets useful for classroom teaching on the experience of first menstruation—"Hajimete karada BOOK for girls" ("Preparing for Womanhood: A Handbook for Teenage Girls") and "Jibun-no karada-no-koto-dakara chanto shiro-ne!" ("Our bodies: Getting to Know Them Well!")—to all elementary schools (about 4,000 schools, public and private) in Tokyo, and many in Chiba, Saitama, and Kanagawa prefectures, as well. In addition to promoting a more accurate understanding of menstruation and informing girls of the best ways to handle the biological event, Unicharm makes great effort to introduce useful information on the newest sanitary napkins, panty liners, and new products, including tips on selecting and using the types of products best suited to the individual lifestyle and activities of today's young women. As a leading manufacturer and specialist in sanitary products, Unicharm spares no effort to educate girls on the issue of first menstruation with a thoroughness and expertise no one else can match.
In overseas markets, the Company sustained its energetic sales and marketing activities and continued to accelerate development in Asia by expanding and penetrating markets with the "Sofy" brand.

(3) Healthcare Business
During the quarter under review, the domestic healthcare business succeeded in steadily expanding its scope of business in the face of intensifying competition in a growing market. The accelerating demographic shift to an older population has led to a steady growth in the market. In response, the Company has continued to work vigorously to develop and improve its "Liferee" brand in keeping with its healthcare business philosophy of "Pursuing the joy of Life" and its goal of providing products that enhance the quality of life for the "Bed-Ridden Neither in Mind nor Body." With the March 1994 launch of "Liferee Suwattemoanshin Nyoutori Pads" ("Liferee incontinence pads for 'safe sitting'"), a disposable diaper designed to prevent leakage for long hours even in a seated position, the Company took

another step forward in supporting patients and caregivers. By providing security to patients even while they sit, caregivers have more success in rousing patients from bed and involving them in active rehabilitation regimens that help them recover both physical and psychological functions.
In parallel with product development, Unicharm has strengthened its contributions to elderly care on another front by launching "discharge care navi" (http://www.carenavi.jp/), a new website with information on comprehensive discharge care for caregivers working with elderly persons at home. This is the first website of its kind in Japan.
Unicharm's healthcare business has continued to perform favorably overseas. Sales of "Liferee" brand products are expanding at an accelerating pace in Taiwan and Thailand, and purchases of pants-type disposable diapers are growing steadily in Europe.

(4) Clean and Fresh Business

The Clean and Fresh Business offers customers cleanliness, safety, and freshness with products made from nonwoven fabrics based on absorbent material technologies fostered by the Company over the years. Unicharm's general-use moist towelettes and cosmetic puffs, "Silcot Wet Tissues" and "Silcot," both command No. 1 shares in the market. In North America, Procter & Gamble Co. tallied steady sales of "Swiffer Dusters," a product manufactured with Unicharm's "Wave" sheet technology on license.

2. Pet Care Division

The demographic shift towards an older population in Japan has also led to increases in the number of pet owners, and this is expected to result in steady growth in this promising market in the medium to long term.
To take advantage of this favorable market environment, the Company launched a host of new products in March 2004, including four new lines of pet foods ("Neko Genki Silver Spoon," "Gaines Pakkun for Small Dogs," "Aiken Genki Can for 11 Years Plus," and "Aiken Genki Can in Chunks for 7 Years Plus"), two new pet toiletry products ("Unicharm Pet Care Medication for Flea and Ticks Care Spot" and "Unicharm Pet Care 1 Sheet per Day Deodorant/Disinfectant Super Deo Sheet"), and a variety of other products aimed at creating and expanding markets. As a result of these efforts, sales and income in the Pet Care Division steadily grew.

3. Other Business Division

Earnings steadily expanded in the Other Business Division, particularly in the food packaging business for supermarkets.

Qualitative Information on Changes in the Financial Position (Consolidated Basis)

Total assets decreased by ¥3.2 billion compared with the previous consolidated fiscal year end to ¥205.7 billion, while shareholders' equity increased by ¥3 billion to ¥126.7 billion. As a result, the shareholders' equity-assets ratio increased from 59.2% at the previous consolidated fiscal year end to 61.6%.
Principal changes were as follows. In current assets, cash and cash equivalents, together with notes and accounts receivable, decreased by ¥6.5 billion in total, while marketable securities increased by ¥3.1 billion. In tangible fixed assets, buildings and structures, together with machinery and equipment, increased by ¥3.2 billion in total, while construction in progress decreased by ¥1.9 billion.
Net cash provided by operating activities during the three months under review amounted to ¥2.8 billion, mainly due to ¥7.7 billion in net income before income tax adjustments, ¥2.9 billion in depreciation and amortization, a decrease of ¥2.8 billion in trade receivables and inventories, and ¥8.9 billion in payment of income taxes.
Net cash used in investing activities amounted to ¥4.1 billion, mainly due to ¥4.6 billion used in capital investments.
Net cash provided by financing activities amounted to ¥0.6 billion, mainly due to an increase of ¥1.5 billion in short-term borrowings.
As a result, cash and cash equivalents outstanding at the end of the three months ended June 30, 2004 was ¥43.7 billion, down by ¥0.6 billion from the previous consolidated fiscal year end.

Qualitative Information Concerning Business Forecasts

The Company has not made any changes to its original business forecasts (published on April 30, 2004) for both interim and fiscal years.

(Attached material)

Summary of Consolidated Balance Sheets (Quarterly)

(Millions of yen)

	As of end of first quarter of fiscal 2005 (As of June 30, 2004)		As of end of first quarter of fiscal 2004 (As of June 30, 2003)		As of end of fiscal 2004 (As of March 31, 2004)	
	Amount	Percentage of total assets (%)	Amount	Percentage of total assets (%)	Amount	Percentage of total assets (%)
(Assets)						
I. Current Assets	90,721	44.1	87,731	45.3	94,575	45.3
II. Fixed Assets	115,004	55.9	105,939	54.7	114,426	54.7
1.Tangible fixed assets	78,358	38.1	73,222	37.8	77,306	37.0
2.Intangible fixed assets	2,676	1.3	3,152	1.6	2,903	1.4
3.Investments and other assets	33,969	16.5	29,563	15.3	34,216	16.3
Total assets	205,725	100.0	193,670	100.0	209,002	100.0

(Millions of yen)

	Amount	Percentage of total liabilities, minority interests and shareholders' equity	Amount	Percentage of total liabilities, minority interests and shareholders' equity	Amount	Percentage of total liabilities, minority interests and shareholders' equity
(Liabilities)						
I. Current Liabilities	60,458	29.4	59,964	31.0	66,874	32.0
II. Fixed Liabilities	11,463	5.6	10,724	5.5	11,505	5.5
Total liabilities	71,921	35.0	70,688	36.5	78,379	37.5
Minority Interests	7,038	3.4	6,108	3.2	6,913	3.3
(Shareholders' Equity)						
Total Shareholders' Equity	126,764	61.6	116,873	60.3	123,708	59.2
Total Liabilities, Minority Interest, Shareholders' Equity	205,725	100.0	193,670	100.0	209,002	100.0

Summary of Consolidated Statements of Income (Quarterly)

(Millions of yen)

	Three months ended June 30, 2004 (from April 1, 2004 until June 30, 2004)		Three months ended June 30, 2003 (from April 1, 2003 until June 30, 2003)		Consolidated fiscal year ended March 31, 2004 (from April 1, 2003 until March 31, 2004)	
	Amount	Percentage Ratio (%)	Amount	Percentage Ratio (%)	Amount	Percentage Ratio (%)
I. Net Sales	60,278	100.0	57,665	100.0	240,109	100.0
II. Cost of Sales	33,171	55.0	31,602	54.8	132,074	55.0
Gross Profit	27,107	45.0	26,063	45.2	108,035	45.0
III. Selling, General and Administrative Expenses	19,038	31.6	18,198	31.6	77,309	32.2
Operating Income	8,069	13.4	7,864	13.6	30,726	12.8
IV. Non-operating Income	343	0.6	486	0.9	1,593	0.7
V. Non-operating Expenses	213	0.4	230	0.4	1,199	0.5

Ordinary Income	8,199	13.6	8,120	14.1	31,120	13.0
VI. Extraordinary Income	8	0.0	367	0.6	797	0.3
VII.Extraordinary Loss	448	0.7	392	0.7	2,211	0.9
Income before Income Taxes and Minority Interests	7,759	12.9	8,096	14.0	29,706	12.4
Income Taxes	3,130	5.2	3,599	6.2	12,103	5.0
Minority Interests in Net Income	514	0.9	392	0.7	1,363	0.6
Net Income	4,115	6.8	4,105	7.1	16,239	6.8

Summary of Consolidated Statements of Cashflows (Quarterly)

(Millions of yen)

	Three months ended June 30, 2004 (from April 1, 2004 until June 30, 2004)	Three months ended June 30, 2003 (from April 1, 2003 until June 30, 2003)	Consolidated fiscal year ended March 31, 2004 (from April 1, 2003 until March 31, 2004)
	Amount	Amount	Amount
I. CASH FLOWS FROM OPERATING ACTIVITIES	2,889	7,414	36,915
II. CASH FLOWS FROM INVESTING ACTIVITIES	(4,151)	(7,536)	(25,836)
III. CASH FLOWS FROM FINANCING ACTIVITIES	625	(918)	(7,933)
IV. FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(9)	(14)	(280)
V. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(645)	(1,054)	2,865
VI. CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	44,434	41,568	41,568
VII.CASH AND CASH EQUIVALENTS, END OF YEAR	43,788	40,513	44,434

5. Notice of Allotment of Stock Option (stock subscription rights)

August 10, 2004

Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
(TEL: 03-3449-2858)

Notice of Allotment of Stock Option (stock subscription rights)

Dear Sirs,

At its meeting held on August 10, 2004, the board of directors of Unicharm Corporation sets the terms concerning the allotment of stock subscription rights (stock option) to be issued pursuant to the stipulations of Articles 280-20 and 280-21 of the Commercial Code and the resolutions of the 44th ordinary general meeting of shareholders held on June 29, 2004. We hereby inform you as follows.

1. Summary of terms of issue of stock subscription rights

(1) Issue date of stock subscription rights
October 1, 2004

(2) Class and number of shares subject to the stock subscription rights
Common shares of the Company 749,600 shares

(3) Total number of stock subscription rights to be issued
7,496
100 shares will be allotted per stock subscription right ("Number of Granted Shares").

(4) Issuance price of stock subscription rights

None

(5) Amount to be paid when exercising each stock subscription right
To be determined.
The amount to be paid when exercising each stock subscription right will be the product of the amount to be paid per issued or transferred share according to the exercise of each stock subscription right ("Exercise Right") and the Number of Granted Shares.
The Exercise Price will be the higher of the average value of the closing price ("Closing Price") in regular trading of Unicharm common stock on the Tokyo Stock Exchange for each day (excluding days on which no trading takes place) in the month prior to the month which the Issuance Date belongs or the Closing Price on the Issuance Date multiplied by 1.05, and fractions less than one (1) yen will be rounded off.

(6) Total price of shares to be issued through the exercise of stock subscription rights
To be determined.

(7) Period for exercising stock subscription rights
July 1, 2007 to June 30, 2009

(8) Other terms on exercising stock subscription rights
Parties with stock subscription rights may not exercise such rights when the market price of Unicharm common stock is less than 8,200 yen (if necessary, this amount will be adjusted using the same method as that used for adjusting the Exercise Price)

(9) Amount to be capitalized by the issuance of new shares through the exercise of the stock subscription rights
To be determined.
The amount to be capitalized shall be equal to the product of the Exercise Price and 0.5, and any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest one (1) yen.

(10) Summary of persons to be allotted the stock subscription rights
Directors, auditors and employees of Unicharm Corporation and its subsidiaries. In total: 2,731 persons.

<For your reference>

(1)	Date of resolution of the board of directors for placement on the agenda of the ordinary general meeting of shareholders	April 30, 2004
(2)	Date of resolution of the ordinary general meeting of shareholders	June 29, 2004